Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275604

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated November 21, 2023)

1,600,000 Units, Each Unit Consisting of One Share of Common Stock and One and a Half Common
Warrants to Purchase One and a Half Shares of Common Stock

2,400,000 Shares of Common Stock Underlying the Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 21, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-11 (File No. 333-275604) with the information contained in our current report on Form 8-K, filed with the U.S. Securities and Exchange Commission on November 21, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement are related to the offering on a best-efforts basis of 1,600,000 units (the “Units”), each unit consisting of one share of common stock, par value $0.001 per share (the “common stock”), and one and a half common warrants to purchase one and a half shares of common stock (the “Warrants”), at a public offering price of $5.00 per Unit.

Our common stock is currently listed on The Nasdaq Stock Market LLC under the ticker symbol “AIRE.” On November 21, 2023, the closing price of our common stock was $4.41.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Giri Devanur, our chief executive officer and chairman, owns approximately 65.0% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we will not take advantage of any of these exceptions.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 21, 2023

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41839	86-3425507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Address of principal executive offices and zip code)

(707) 732-5742

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AIRE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 21, 2023, reAlpha Tech Corp., a Delaware corporation (the “Company”), entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”) and a securities purchase agreement (the “Purchase Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Company agreed to sell, in a best efforts public offering (the “Offering”) an aggregate of 1,600,000 units (the “Units”) at a public offering price of $5.00 per Unit, resulting in aggregate gross proceeds of approximately $8,000,000. Each Unit consists of (i) one share of the Company’s common stock, $0.001 par value per share (the “common stock”), and (ii) one and a half common warrants to purchase one and a half shares of common stock (the “Warrants”). The Warrants are immediately exercisable and will expire five (5) years after the date of issuance. In addition, a Warrant holder may also effect a “cashless” exercise for the number of shares of common stock to be determined according to a formula set forth in the Warrant if at the time of the exercise of the Warrant, there is no effective registration statement or the prospectus contained in an effective registration statement is not available for the issuance of the underlying shares to the investor.

A holder will not have the right to exercise any portion of the Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder of the Warrants, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, upon notice from the holder to the Company, the holder may increase the beneficial ownership limitation, which may not exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to the Company.

The Warrants provide for adjustment of the Exercise Price and number of shares issuable pursuant to the Warrants if the Company or any significant subsidiary thereof, as applicable, shall sell, enter into any agreement to sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents, at an effective price per share that is less than the Exercise Price then in effect (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”), subject to certain exceptions. In the event a Dilutive Issuance occurs, the Exercise Price shall be reduced to equal the Base Share Price and the number of shares issuable pursuant to the Warrants will increase such that the aggregate Exercise Price payable, after taking into account the decrease in the Exercise Price, will equal the aggregate Exercise Price prior to such adjustment, provided that the Base Share Price shall not be less than $1.44 (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions).

The shares of common stock and Warrants included in each Unit were issued separately and were immediately separable upon issuance. The Offering is expected to close on November 24, 2023, subject to customary closing conditions.

Further, pursuant to the Placement Agency Agreement, the Company agreed to issue and sell the Units and the Placement Agent agreed to act as placement agent on a “best efforts” basis in connection with the Offering. The Company paid the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering, plus the reimbursement of up to $100,000 of legal fees.

The net proceeds of the Offering, after deducting the Placement Agent’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the Warrants, is approximately $7.15 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Purchase Agreement and Placement Agency Agreement contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, the Purchasers or the Placement Agent, as the case may be, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Placement Agency Agreement, the executive officers and directors of the Company have entered into agreements providing that each such person may not, without the prior written consent of the Placement Agent, subject to certain exceptions, offer, issue, sell, transfer or otherwise dispose of the Company’s securities for a period of ninety (90) days following the closing date of the Offering (the “Lock-Up Agreements”). Further, the Company expects to enter into a Warrant Agency Agreement with VStock Transfer, LLC (“VStock”), pursuant to which VStock will act as warrant agent with respect to the Warrants issued by the Company in the Offering.

Pursuant to the Purchase Agreement, the Company will be precluded from engaging in equity or equity-linked securities offerings, including variable rate transactions, as such term is determined in accordance with the terms of the Purchase Agreement, for a period of ninety (90) days from the closing of the Offering, subject to certain exceptions included therein.

A registration statement on Form S-11 relating to the Offering (File No. 333-275604) (as amended, the “Registration Statement”) was initially filed with U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2023 and was declared effective by the SEC on November 21, 2023. The Offering is being made by means of a prospectus forming a part of the effective Registration Statement.

The foregoing does not purport to be a complete description of each of the Purchase Agreement, the Placement Agency Agreement, the Warrants, the Warrant Agency Agreement and the Lock-Up Agreements is qualified in its entirety by reference to the full text of each of such document, which are filed as Exhibits 10.1, 10.2, 4.1, 4.2 and 10.3, respectively, to this Current Report on Form 8-K (this “Form 8-K”) and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

As previously disclosed, the Company issued to GEM Global Yield LLC SCS warrants to purchase up to 1,700,884 shares of common stock at an exercise price of $406.67 per share (the “GEM Warrants”), which issuance was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D of the Securities Act.

The GEM Warrants contain weighted average anti-dilution provisions that provide that if the Company issues shares of common stock, or securities convertible into or exercisable or exchangeable for shares of common stock, subject to certain exceptions, at a price per share that is less than the then-current GEM Warrants exercise price, then then the exercise price of the GEM Warrants will be proportionally reduced by application of a formula provided for in the GEM Warrants that takes into account such new issuance price in light of the number of shares issued and to be issued. Specifically, as a result of the Offering, the GEM Warrants exercise price will be adjusted to $371.90 per share.

The foregoing description of the GEM Warrants is qualified in its entirety by reference to the full text of the GEM Warrants, which was previously filed with the SEC and is incorporated herein by reference to Exhibit 4.3 of this Form 8-K.

Item 8.01 Other Events.

On November 21, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Forward-Looking Statements

The information contained in this Form 8-K and the exhibits attached hereto contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the closing of the Offering, which is subject to the satisfaction of customary closing conditions. The words “intend,” “may,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. While the Company believes its plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. The Company’s actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. For information about the factors that could cause such differences, please refer to the Company’s filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statement.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Form of Warrant
4.2	Form of Warrant Agency Agreement
4.3	Form of GEM Warrant (previously filed as Exhibit 6.3 of Form 1-U filed with the SEC on December 5, 2022)
10.1*	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated November 21, 2023, by and between reAlpha Tech Corp. and Maxim Group LLC
10.3	Form of Lock-Up Agreement
99.1	Press Release dated November 21, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 21, 2023	reAlpha Tech Corp.

	By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

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